Exhibit 99.2

Correction Notice to Press Release Regarding Personal Acquisitions of G Medical Shares in the Open Market

TEL AVIV and Pittsburgh, January 18, 2022, McDade Products, LLC and G Medical Tests and Services, a division of G Medical Innovations Holdings Ltd (NASDAQ: GMVD), announced today a correction to their press release issued January 14, 2022 in respect of shares acquired in the open market by Dr. Yacov Geva, President and CEO of G Medical Innovations, and Michael McDade, CEO of McDade Products, LLC. Instead, Dr. Geva and Mr. McDade each intend to acquire stock in the open market following the announcement, during the next available trading window.

About McDade Group

Founded in 1994, McDade Group is a growing and dynamic sales, marketing, and distribution services company headquartered in Pittsburgh, PA. The company has expanded to provide solutions in distribution, category management, full-service merchandising, and consulting across the U.S. retail industry. Many of the world’s leading CPG manufacturers rely on the ability of McDade Group to build strong industry relationships and deliver services, insights, and expertise for hundreds of their products. Visit: https://www.mcdadegrp.com/ or LinkedIn: https://www.linkedin.com/company/mcdade-group/.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical is using forward-looking statements when it discusses the purchase of shares in the open market by Dr. Geva and Mr. McDade. Because such statements deal with future events and are based on G Medical’s and McDade Products’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of G Medical and McDade Products could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical and McDade Products are not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com